Exhibit 10.1

WEYLAND TECH INC.

August 5, 2020

Fixel AI, Inc.

Etgar Shpivak, CEO

675 Ponce De Leon Avenue North East Atlanta, GA 30308

Re: Letter of Intent

Dear Etgar:

We are pleased to present this Binding Letter of Intent (the “LOI”) that describes the mutual understanding and intent of Weyland Tech, Inc. (“Weyland”), a Delaware corporation, or its wholly owned subsidiary (collectively hereinafter referred to as “Buyer”), to purchase all of the assets of Fixel AI Inc., a Delaware corporation (the “Seller” or “Company”) in a transaction to be structured as an asset or stock purchase, provided, that the optimal acquisition structure will be evaluated by Buyer after information regarding the Company's legal structure, tax position and additional materials have been evaluated during due diligence (the “Acquisition”). The parties anticipate that the Acquisition would be pursuant to a formal purchase agreement to be entered into between Buyer and Seller, or its stockholders as applicable (the “Agreement”), which shall include customary representations, warranties, covenants and other provisions to be negotiated, together with other terms consistent with those set forth below. On the date that this LOI is executed by all of the parties (the “Effective Date”), the terms hereof shall be binding on all of the parties, subject to the completion of due diligence by the Buyer.

1.	Purchase Price. Subject to the terms and conditions hereof, upon the close of the Acquisition (the “Closing”) Buyer will purchase all of the assets of Seller in exchange for the following (the “Purchase Price”):

Total consideration of $4,500,000 to be allocated as follows;

(a)	A promissory note (the “Promissory Note”) payable to Seller in the amount of $1,575,000, accruing interest at 6% per annum, with the principal and accrued and unpaid interest thereon being due on the earlier of 18 months from the closing or a financing event that results in gross proceeds to Buyer of no less than $7,000,000 (the “Event”).

(b)	The issuance at Closing of a number of shares of common stock of Buyer, equal to $2,925,000 worth of the common stock of Buyer priced on the 20 trading day volume weighted average price (“VWAP”) immediately prior to the Closing.

2.	Working Capital. The parties shall mutually agree upon requisite working capital to remain in the Company as of the closing of the Acquisition, and include appropriate working capital adjustments to the purchase price based thereon.

3.	Indemnification. No external escrow account will be required as part of this acquisition. Instead, any Buyer indemnification claims may be offset against any payments owed by Buyer to Seller under the Promissory Note.

The “Basket” shall be set at $50,000. This represents the minimum cumulative losses that must be suffered by Buyer before Buyer can recover damages under the indemnification provisions. Seller is responsible for all damages once damages reach the threshold basket amount (e.g., assuming a $50,000 Basket, if cumulative claims are $45,000 the Seller pays $0. If the cumulative claims are $55,000 then the Seller pays $55,000).

4.	Non-Competition Agreement. Concurrent with the execution of a purchase agreement, Mr. Etgar Shpivak, and certain other key executives to be identified, shall execute and deliver to the Buyer a comprehensive two (2) year Non-Competition agreement in a form to be provided by Buyer. The Non-Competition Agreement is intended to protect the goodwill of the business being acquired and to restrict Mr. Etgar Shpivak and such other executives from pursuing competitive endeavors in competitive markets to the Company and is not intended to preclude them from pursuing interests which don’t compete with the business or its future well-being. A mutually agreed upon portion of the Purchase Price shall be allocated to the Non-Competition Agreements as of Closing.

5.	Closing Conditions. The Agreement will provide for certain closing conditions to the acquisition, including but not limited to:

●	satisfactory completion of due diligence investigations and legal review of Company;

●	corporate approval by both parties of the acquisition as required;

●	the company being free of debt or other debt instruments;

●	satisfactory review by Buyer of Seller’s financial statements for the years ended December 31, 2018 and 2019; as well as the period ended June 30, 2020, and

●	other customary closing conditions, including, but not limited to, (a) all material consents and approvals of third parties being obtained for the acquisition of Company, (b) there not having been filed any litigation or government proceedings seeking to enjoin the acquisition, (c) no material adverse change to the business or assets of either party and (d) all necessary government filings having been made.

The Closing of the transaction contemplated hereby is intended to take place within thirty (30) days of signing this LOI. Notwithstanding the foregoing, the parties hereto acknowledge that the terms herein are intended to create legally binding obligations between the parties, subject to due diligence review by the Buyer.

6.	Employment of Key Executives; Equity Compensation:

●	Employment Agreements. In connection with the closing, Buyer and key executives of Seller shall enter into a three-year Employment Agreement with Buyer, pursuant to which they shall serve in their respective operating roles (TBD) of Buyer and its subsidiaries (the “Employment Agreements”). Prior to the occurrence of the Event, as described previously, the salaries shall be kept at their current levels. Following the occurrence of the Event, the compensation for the key executives shall be as set forth in Exhibit A.

●	Equity Compensation. In connection with the closing, each of Etgar Shpivak and the other 2 founders shall receive a grant of 25,000 options to purchase common stock of the Buyer at $5.00 per share, which shall have a cashless exercise feature.

7.	Purchase Agreement. The Purchase Agreement will incorporate the terms of this binding LOI and such other terms as are satisfactory in form and content to Buyer and Seller. The purchase agreement will contain the usual provisions, including representations and warranties by Seller and its stockholders with respect to the final condition, results of operations and assets and liabilities of Seller, customary seller’s indemnities, and such other representations, warranties, covenants, provisions and conditions as either of the parties and their respective counsel may reasonably require.

8.	Conduct of Business Prior to Closing. From and after the date this LOI is executed until the Closing or the earlier termination of the understandings contained herein, Seller will cause the Company to conduct its business only in the ordinary course without any approval, commitment or payment of extraordinary bonuses or salary increases; any assumption, creation or incurrence of any debt, encumbrances, capital leases or other obligations of an extraordinary nature; any assumption, endorsement or guaranty of a third party obligation; or any material change in business practices or accounting methods; without the express written consent of Buyer, which shall not be unreasonably withheld; and will operate and maintain the assets, properties and business of Seller in substantially the same manner as operated and maintained on the date hereof.

9.	Information and Access. Seller agrees to promptly provide to Buyer and its designees full access to any and all (i) lists and copies of all contracts, leases and other agreements and obligations of Seller, together with such other information as may be reasonably required to assist Buyer in making an evaluation of the properties, assets, liabilities, business and prospects of Seller, (ii) personnel of Seller as may be reasonably required to assist Buyer in evaluating this transaction, and (iii) properties, books, files and records, including tax returns filed and those in preparation and audit work papers and other records of the accountants of Seller and all other financial, technical and operating data in order that Buyer and its designees may have full opportunity to make such investigation and evaluation.

10.	Confidentiality. Buyer will use its best efforts to keep confidential any information furnished to it by Seller in the course of negotiations, except to the extent any such information must be disclosed to lenders or other interested parties or may be available to Buyer from sources generally available to the public. In the event that a purchase agreement is not entered into for any reason or if the Closing does not take place thereafter, Buyer will use its best efforts to return to Seller all documents, work papers and other materials submitted by Seller to Buyer. If Buyer gives any confidential information concerning Seller to a bank or source of financing, the same shall be transmitted under circumstances that the receiving party is notified of its confidentiality. Without prior written consent from the other party, Seller, Buyer and each party's respective representatives (including, without limitation, officers, directors, employees, partners, members, agents, financial advisors, consultants, attorneys, accountants or other advisors) will not disclose to any person (except to the extent otherwise required by applicable law) the terms of this Letter of Intent, the fact that any discussions or negotiations are taking place between Seller and Buyer or the existence of this Letter of Intent. The term "person" as used in this Letter of Intent proposal will be interpreted broadly to include the media and any corporation, company, group, partnership or other entity or individual.

11.	Governmental Approvals. As a condition to Closing, Seller shall have received all necessary permits, licenses, approvals and authorizations by such governmental authorities or third parties that are necessary prior to Closing.

12.	Stockholder Approval. As a condition to Closing, Seller shall have received the approval of this transaction by all stockholders of record and/or equity holders in a duly noticed and appropriately authorized stockholders’ meeting of Seller and each if its associated companies.

13.	Conditions. It is understood that (i) the execution by Buyer of the purchase agreement is contingent upon, in addition to the other conditions and contingencies set forth in this letter, the satisfactory completion of the investigation and evaluation referred to in this letter and Buyer’s confirming to its sole satisfaction its current understanding with respect to the business, results of operations, financial condition, assets, liabilities, management and prospects of Seller, and (ii) conditions to Closing set forth in the purchase agreement will include: (a) Buyer’s confirming to its sole satisfaction that there has not been any material adverse change in the business, results of operations, financial condition, assets, liabilities and prospects of Seller not contemplated by the income statement, balance sheet and other financial information and projections previously presented to Buyer by Seller, (b) the establishment of satisfactory financing arrangements for the transaction, and (c) the obtaining of all consents and approvals, governments, private or otherwise, or waivers of such consents and approvals, which may be necessary to permit Buyer and Seller to consummate the transaction contemplated hereby.

14.	Agreement Not to Negotiate with Others. At any time after signing the LOI, neither Seller nor any Seller stockholders, nor any of their respective representatives will, directly or indirectly, solicit, initiate discussions or engage in negotiations with, or distribute any information regarding Seller to, any person (whether such discussions or negotiations are initiated by Seller or otherwise) other than Buyer and its representatives, concerning any possible sale of all or part of Seller (whether by way of public stock offering, merger, issuance or sale of capital stock or securities, or sale of assets). Seller understands that such actions would cause material economic harm to Buyer. This provision shall be effective until the earlier to occur of the Closing or 45 days from the effective date of this LOI, assuming that the transaction has not been formally canceled in writing previously by either Party.

15.	Notification of Certain Matters. Seller and its stockholders will give prompt notice to Buyer in writing of (i) any actual or reasonably anticipated material change in the business that does or may have an adverse impact on the business or prospects of the business or (ii) the occurrence of any event which might reasonably result in the failure of Seller or its stockholders to meet the terms and conditions outlined in this letter.

16.	Closing Costs. Except as otherwise provided herein, Seller and their respective stockholders (“Seller”) hereby agree that all fees, expenses and taxes (including transfer taxes) incurred by them in connection with this transaction shall be borne by Seller, and Buyer agrees that all fees and expenses incurred by Buyer in connection with this transaction shall be borne by Buyer.

17.	Governing Law and Venue; Relief. This Letter of Intent shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed in California. Upon any breach of the provisions of this LOI, the parties agree that money damages would not be a sufficient remedy and Buyer shall be entitled to equitable relief, including in the form of injunctions and orders for specific performance, in addition to all other remedies available at law or in equity.

18.	Binding Effect of This Letter. The provisions contained herein constitute a binding agreement among the parties, subject to due diligence review by Buyer. Notwithstanding the foregoing, the parties agree to negotiate in good faith to enter into a purchase agreement to formally document the binding and enforceable obligations of the parties hereunder.

19.	Counterparts. This Letter of Intent may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

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Please indicate your acceptance of the foregoing by signing and returning to the undersigned the enclosed copy of this letter. This offer will expire at 5:00 p.m. Pacific Time on August 10, 2020, unless earlier accepted. Upon receipt of an executed copy of this letter, we intend to promptly commence our legal, accounting and other due diligence reviews of the transaction. We look forward to concluding this acquisition, and continuing to build the outstanding company you founded.

Yours truly,

WEYLAND TECH, INC.

By:	/s/ Brent Suen
Brent Suen, CEO

Accepted this 11th day of August, 2020, by:

FIXEL AI INC.

By:	/s/ Etgar Shpivak
Etgar Shpivak, CEO